

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

Via E-mail
Mr. E. Lee Wyatt, Jr.
Chief Financial Officer
Fortune Brands Home & Security, Inc.
520 Lake Cook Road
Deerfield, Illinois 60015

> **RE: Fortune Brands Home & Security, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **Form 10-Q for the Period Ended September 30, 2012**
> **Filed November 5, 2012**
> **Form 8-K**
> **Filed October 23, 2012**
> **File No. 1-35166**

Dear Mr. Wyatt:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 36

Cash Flows, page 37

2. In regards to your presentation of free cash flow, please ensure that you discuss all the material limitations of your measurement. For example, there are some non-discretionary expenditures such as mandatory debt service requirements that have not been included in your determination of free cash flow. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Contractual Obligations and Other Commercial Commitments, page 39

3. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flows, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table.

Critical Accounting Policies and Estimates

Long-Lived Assets, page 42 and Goodwill and Indefinite-Lived Intangible Assets, page 42

4. In the fourth quarter of 2011, you recorded asset impairment charges of $90.0 million related to indefinite-lived tradenames in the Advanced Material Windows & Door Systems segment. These charges were primarily the result of reduced revenue growth and profit margin expectations associated with your Simonton tradename over the next two to three years. Please address what impairment considerations were given to the remaining long-lived assets of Simonton pursuant to ASC 360-10.

5. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:
    *   How you weight each of the methods used to value goodwill, including the basis for that weighting;
    *   How the methodologies used for valuing goodwill in the current year have changed since the prior year; and
    *   You disclose that the estimated excess fair value of the Advanced Materials Windows & Door Systems reporting units is less than 10%. Please provide the following disclosures for each of these reporting units:
        o   Identify the reporting unit;
        o   The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
        o   The amount of goodwill and indefinite-lived tradenames;

       o A description of the assumptions that drive the estimated fair value;
       o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
       o A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

6. For any long-lived assets or asset groups, including other intangible assets aside from goodwill, for which you have determined that undiscounted cash flows are not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity, please disclose the following:

- The carrying values of the assets;
- The percentage by which undiscounted cash flows exceeds the carrying value;
- The carrying values of the assets;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Defined Benefit Plans, page 43

7. In 2011, you recognized actuarial losses of $80 million related to defined benefit plans compared to a (loss) before income taxes of $43.6 million. On page 28, you disclose that this was primarily due to a decrease in the discount rate as well as a lower than expected rate of return on pension plan assets. Given the significant impact that these actuarial losses had on your results of operations, please expand your disclosures to provide additional insight as to what caused such a significant loss including the underlying reasons for the decrease in discount rate and a lower than expected rate of return on pension plan assets. Please also address whether you expect any similar significant losses in future periods.

Financial Statements

Consolidated Statements of Equity, page 51

8. Please separately disclose comprehensive income (loss) attributable to Home & Security and comprehensive income (loss) attributable to noncontrolling interests for each period presented. Refer to ASC 220-10-45-5.

Note 2. Significant Accounting Policies

Customer Program Costs, page 58

9. Customer program costs and incentives, including rebates and promotion and volume allowances, are accounted for in either net sales or selling, general and administrative expenses at the time the program is initiated and/or the revenue is recognized. Please disclose the amount of customer program costs included in the selling, general and administrative expenses line item for each period presented.

Note 7.   External Debt and Financing Arrangements, page 65

10. Please clearly disclose whether you were in compliance with your debt covenants. For any material debt covenant that it is reasonably likely that you will not be able to meet, please disclose the actual ratios/amounts as of each reporting date and show the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Note 13. Income Taxes, page 76

11. As a result of the separation, you remitted foreign earnings and recorded an associated tax liability of approximately $9.1 million during 2011. Please help us better understand the facts and circumstances which led you to remit these foreign earnings as well as how you determined that as a stand-alone company you will permanently reinvest earnings of foreign subsidiaries. Please address the following in your response:
   - Please tell us whether you had previously considered the foreign earnings that were repatriated during 2011 to be permanently reinvested. If so, please tell us at what point you determined that they would not be;
   - Please tell us the country from which these earnings were repatriated as well as the facts and circumstances that led you to repatriate these earnings; and
   - Please tell us how you concluded that the cumulative amount as of December 31, 2011 should be considered permanently reinvested in light of your repatriation of the amounts in 2011.
   Please refer to paragraph ASC 740-30-25-17 and ASC 740-30-50-2.

Form 10-Q for the Period Ended September 30, 2012

Financial Statements

Notes to the Financial Statements

Note 5. Goodwill and Other Identifiable Intangible Assets, page 10

12. You provide disclosures regarding your impairment considerations related to goodwill and indefinite-lived tradenames of the Advanced Material Windows and Door Systems segment as of December 31, 2011. Please update your disclosures to address your impairment considerations as of the end of the latest interim period including what consideration you gave as to whether you should test for impairment during the interim period pursuant to ASC 350-25-35-30 and ASC 350-30-35-18.

Management's Discussion and Analysis

Results of Operations, page 22

13. The consolidated and segment results of operations discussions appear to provide a general description of the factors that impacted your results. We remind you to quantify the impact of each factor when multiple factors contribute to material changes in a line item as well as discuss the underlying business reasons for material changes between periods in line items. For example, in your results of operations discussion for the Plumbing & Accessories segment for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, net sales increased by $99.5 million primarily due to higher sales volume and price increases, which were offset by higher customer program costs. In addition to separately quantifying the impact of each of these factors, you should discuss the underlying business reasons for each of these factors. For example, you should give additional insight as to what caused an increase in sales volumes. If certain products were in higher demand during the period compared to the prior period, you should identify the products as well as discuss what led to higher demand in the products. Please revise your discussion accordingly. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

Form 8-K filed on October 23, 2012

14. You present a net debt-to-EBITDA before charges/gains ratio. Please clearly show how this amount is determined. Please present the most directly comparable GAAP financial measure and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures. Refer to Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of the Form 8-K.

15. You present non-GAAP performance financial measures which remove the expense from actuarial gains or losses associated with your defined benefit plans. Please expand your disclosures to clearly state what the adjustment represents in the context of your pension accounting policy. For example, you should clarify how you account for these actuarial gains or losses in your historical financial statements. Please also provide quantitative context for the actual and expected plan asset returns. Specifically, please disclose the actual return on plan assets amount and corresponding percentage that has been removed in arriving at the non-GAAP financial measure as well as the expected return on plan assets amount and related percentage that is now reflected in the non-GAAP financial measure. Please also expand your disclosures to specifically address why providing non-GAAP financial measures which adjust for the expense from actuarial gains or losses provides useful information to investors. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and Item 2.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief